COLE CORPORATE INCOME TRUST, INC.
SUPPLEMENT NO. 3 DATED OCTOBER 5, 2012
TO THE PROSPECTUS DATED AUGUST 16, 2012

This document supplements, and should be read in conjunction with the prospectus of Cole Corporate Income Trust, Inc. dated August 16, 2012, Supplement No. 1 dated August 16, 2012 and Supplement No. 2 dated September 18, 2012. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Corporate Income Trust, Inc.; and
(2)	recent real property investments.

Status of Our Public Offering

The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the Securities and Exchange Commission on February 10, 2011. Of these shares, we are offering 250,000,000 shares in a primary offering and 50,000,000 shares pursuant to our distribution reinvestment plan. During the month of September 2012, we accepted investors' subscriptions for, and issued, approximately 1.3 million shares of our common stock in the primary portion of our offering, resulting in gross proceeds to us of approximately $13.3 million, and approximately 26,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $245,000. As of October 3, 2012, we had accepted investors' subscriptions for, and issued, approximately 11.2 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $112.1 million. We have special escrow provisions for subscriptions from residents of Pennsylvania. The conditions of the special escrow provisions for Pennsylvania have not been satisfied as of the date of this supplement and, therefore, we have not accepted subscriptions from residents of Pennsylvania.

We will offer shares of our common stock pursuant to the offering until February 10, 2014, unless all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by February 10, 2014, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary - Description of Real Estate Investments” on page 11 of the prospectus.
Description of Real Estate Investments
As of October 3, 2012, our investment portfolio consisted of six wholly-owned properties located in four states, consisting of approximately 614,000 gross rentable square feet of corporate office and industrial space. We acquired two properties between August 1, 2012 and October 3, 2012, which are listed below:

				Rentable
		Number of		Square
Property Description	Type	Tenants	Tenant	Feet	Purchase Price
HCA, Inc. – Irving, TX	Healthcare	1	HSS Systems, LLC	94,137	$15,483,000
American Tire – Colorado Springs, CO	Automotive	1	American Tire Distributors, Inc.	125,060	8,311,000
				219,197	$23,794,000

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies - Real Property Investments” beginning on page 103 of the prospectus.
Real Property Investments
 As of October 3, 2012, we, through separate wholly-owned limited liability companies, owned six properties located in four states, consisting of approximately 614,000 gross rentable square feet of corporate office and industrial space. Between August 1, 2012 and October 3, 2012, we acquired the properties listed below through the use of proceeds from our initial public offering.

		Year	Purchase	Fees Paid to	Initial	Average	Physical
Property Description	Date Acquired	Built	Price (1)	Sponsor (2)	Yield (3)	Yield (4)	Occupancy
HCA, Inc. – Irving, TX	September 27, 2012	1999	$15,483,000	$309,660	3.80%	8.86%	100%
American Tire – Colorado Springs, CO	September 28, 2012	2012	8,311,000	166,220	7.90%	8.61%	100%
			$23,794,000	$475,880

(1)	Purchase price does not include acquisition costs.
(2)	Fees paid to sponsor are payments made to an affiliate of our advisor for acquisition fees in connection with the
	property acquisition. For more detailed information on fees paid to our advisor or its affiliates, see the section
	captioned “Management Compensation” beginning on page 75 of the prospectus.
(3)	Initial yield is calculated as the current annualized rental income for the in-place leases at the respective property
	divided by the property purchase price, exclusive of acquisition costs and acquisition fees paid to our advisor or its
	affiliates. In general, our properties are subject to long-term triple net or double net leases, and the future costs
	associated with the double net leases are unpredictable and may reduce the yield. Accordingly, our management
	believes that current annualized rental income is a more appropriate figure from which to calculate initial yield
	than net operating income.
(4)	Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place
	leases over the non-cancellable lease term at the respective property divided by the property purchase price,
	exclusive of acquisition costs and acquisition fees paid to our advisor or its affiliates. In general, our properties are
	subject to long-term triple net or double net leases, and the future costs associated with the double net leases are
	unpredictable and may reduce the yield. Accordingly our management believes that average annual rental income
	is a more appropriate figure from which to calculate average yield than net operating income.
The following table sets forth the principal provisions of the lease terms for the major tenants of the properties listed above:

			Current		Base Rent
		Renewal	Annual Base		per Square
Property	Major Tenant	Options (1)	Rent		Foot	Lease Term (2)
HCA, Inc. – Irving, TX	HSS Systems, LLC	1-5 yr	$588,356	(3)	6.25	9/27/2012	1/31/2013
			1,176,713	(3)	12.50	2/1/2013	1/31/2022
American Tire – Colorado Springs, CO	American Tire Distributors, Inc.	2-5yr	656,565	(4)	$5.25	9/28/2012	9/30/2023

(1)	Represents number of renewal options and the term of each option.
(2)	Represents lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancellable lease term, assuming no renewals are exercised. Pursuant to each of the leases, the tenants are required to pay substantially all operating expenses in addition to base rent.
(3)	The same lease covers both the 9/27/2012 to 1/31/2013 term and the 2/1/2013 to 1/31/2022 term. The annual base rent under the lease increases by an average of $0.50 per square foot for each year beginning on 2/1/2014.
(4)	The annual base rent under the lease increases by $0.27 per square foot every three years.

Tenant Lease Expirations
The following table sets forth the lease expirations for each of our properties acquired, as of October 3, 2012, for each of the next ten years and thereafter assuming no renewal options are exercised. For purposes of the table, the Total Annual Base Rent column represents annualized base rent, based on rent in effect on January 1 of the respective year, for each lease that expires during the respective year.

	Number of	Square	Total Annual	% of Total
Year Ending December 31,	Leases Expiring	Feet Expiring	Base Rent	Annual Base Rent
2012	—	—	$—	—%
2013	—	—	—	—%
2014	—	—	—	—%
2015	—	—	—	—%
2016	—	—	—	—%
2017	—	—	—	—%
2018	—	—	—	—%
2019	—	—	—	—%
2020	1	145,025	2,755,475	34%
2021	—	—	—	—%
2022	3	303,846	4,289,149	53%
Thereafter	2	165,470	1,019,497	13%
	6	614,341	$8,064,121	100%

Depreciable Tax Basis
For federal income tax purposes, the aggregate depreciable basis in the two properties described in this prospectus supplement is approximately $19.5 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. The preliminary depreciable basis in these two properties is estimated, as of October 3, 2012, as follows:

Wholly-owned Property	Depreciable Tax Basis
HCA, Inc. – Irving, TX	$12,696,060
America Tire – Colorado Springs, CO	6,815,020
$19,511,080
We currently have no plan for any renovations, improvements or development of the properties listed above, and we believe all of our properties are adequately insured. We intend to obtain adequate insurance coverage for all future properties that we acquire.

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